UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                SEC FILE NUMBER:
                                                                0-28174
                                                                CUSIP NUMBER:
                                                                513233-10-6

(CHECK ONE):

 X  Form 10-K
[ ] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q
[ ] Form N-SAR
For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I -- REGISTRANT INFORMATION

Full Name of Registrant: The Lamaur Corporation

Former Name if Applicable: N/A

Address of Principal Executive Office (STREET AND NUMBER):
5601 East River Road

City, State and Zip Code:
Fridley, MN 55432

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion
X thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant does not have the cash resources necessary to pay required auditors fees in connection with the performance of an audit of its financial statements to be included on Form 10-K for the fiscal year ended December 31, 2001.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Jay Olson                 763                   571-1234
           (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
X Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant estimates that net sales for the fiscal year ended December 31, 2001 were approximately $18.7 million, reflecting an aggregate decrease of approximately $6 million from the fiscal year ended December 31, 2000. The aggregate decrease reflects a decrease of approximately $10 million in sales of branded products existing at December 31, 2000, which was offset by an increase of approximately $4 million of sales of the Registrant's new branded products.

The Registrant estimates that its net loss for the fiscal year ended December 31, 2001 was approximately $1.9 million, compared to a net loss of approximately $3.2 million for the fiscal year ended December 31, 2000. The Registrant believes that the improvement in the net losses of the Registrant were primarily a function of improved cost controls and higher margin sales.

The financial information provided above is approximate only and is not audited or reviewed.

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                             The Lamaur Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2002

By:     /s/ Jay T. Olson
    --------------------------------

Jay T. Olson, Principal Accounting Officer